

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2022

Thomas Terwilliger
Chief Executive Officer
WINNERS, INC.
1180 North Town Center Drive Suite 100 #1079
Las Vegas, NV 89144

      Re: WINNERS, INC.
          Post Qualification Offering Statement on Form 1-A
          Filed July 12, 2022
          File No. 024-11355

Dear Mr. Terwilliger :

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at 202-551-3034 or Brian Fetterolf at 202-551-6613 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services